                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                          Curtiss-Wright Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  231561 10 1
        _______________________________________________________________
                                (CUSIP Number)

Scott Renwick                                              One East Wacker Drive
(312) 661-4520                                             Chicago, IL  60601
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 4, 1996
        _______________________________________________________________
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

------------------------
  CUSIP NO. 231561 10 1              13D
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           2,191,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           2,191,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,191,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 231561 10 1              13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Trinity Universal Insurance Company
       75-0620550
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IC, CO
------------------------------------------------------------------------------

                        Amendment No. 3 to Schedule 13D


     The information reported previously in Unitrin's Schedule 13D, dated April 6, 1990 and in Amendment No. 1 thereto, dated February 28, 1996, and Amendment No. 2 thereto, dated March 15, 1996, is supplemented with the following information. Such Schedule 13D, as so amended, is hereafter referred to as the "1990 13D." This first electronically filed Amendment restates the 1990 13D as of December 4, 1996, in accordance with Rule 13d-2(c).

Item 1.  Security and Issuer

     Common Stock, $1 par value ("Common Stock") of Curtiss-Wright Corporation, 1200 Wall Street West, Lyndhurst, New Jersey 07071 (the "Issuer").

Item 2.  Identity and Background

     The persons filing this schedule are:

     (1) Unitrin, Inc., One East Wacker Drive, Chicago, Illinois 60601 ("Unitrin"), a Delaware corporation whose principal activity is holding the stock of finance and insurance subsidiaries.

     For additional information concerning the directors and executive officers of Unitrin, see Schedule UNIT attached hereto and incorporated herein.

     (2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231 ("Trinity"), a Texas corporation primarily engaged in the business of underwriting property and casualty insurance. Trinity is a wholly-owned subsidiary of Unitrin.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of Unitrin, has anyone listed in the attached Schedule been convicted in such proceedings.

     To the best knowledge and belief of Unitrin, during the past five years no filing person nor anyone listed on the attached Schedule was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     As further described in Item 5, on December 4, 1996, Unitrin purchased 1,059,492 shares of the Issuer's Common Stock from Unitrin's wholly-owned subsidiary, Trinity. Unitrin used general corporate funds to effect the purchase.

Item 4.   Purpose of Transaction

     The shares reported herein are held for investment. Unitrin has no plans or proposals which relate to Item 4(a) through (j). Future investment considerations by Unitrin might or might not result in the acquisitions of additional securities of the Issuer or the disposition of securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

     On December 4, 1996, Trinity, a wholly-owned subsidiary of Unitrin, transferred to Unitrin 1,059,492 shares of the Issuer's Common Stock, representing all of Trinity's holdings in the Issuer's Common Stock. Prior to this transfer, Unitrin beneficially owned 1,131,708 shares of the Issuer's Common Stock directly and 1,059,492 indirectly through Trinity, or a total of 2,191,200 shares. Thus, the reported transfer merely changes Unitrin's interest in the transferred shares from indirect to direct.

     Unitrin has sole voting and sole dispositive powers with respect to all of the shares of the Issuer's Common Stock held by it, which represent approximately 43.1% of the Issuer's outstanding Common Stock.

     To the best knowledge of Unitrin, none of its executive officers or directors beneficially owns any shares of the Issuer's Common Stock.

     As a result of the transfer described above, Trinity ceased to be the beneficial owner of any shares of the Issuer's Common Stock on December 4, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7.   Material to be Filed as Exhibits.

     No exhibits are filed with this Amendment. Exhibits filed in paper form with the 1990 13D are not restated herein by reason of the exclusion contained in Rule 13d-2(c).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  December 12, 1996               UNITRIN, INC.


                                       By: /s/Scott Renwick
                                           -------------------------
                                              Scott Renwick
                                              Secretary

                                       TRINITY UNIVERSAL INSURANCE COMPANY

                                       By: /s/Thomas H. Maloney
                                           -------------------------
                                              Thomas H. Maloney
                                              Vice President

                                                                   SCHEDULE UNIT

                                 UNITRIN, INC.

-------------------------------------------------------------------------------
                                                  POSITION WITH UNITRIN
NAME (ALL U.S.                                    (PRINCIPAL OCCUPATION, IF
CITIZENS UNLESS               BUSINESS            DIFFERENT, PRESENTED IN
OTHERWISE NOTED)              ADDRESS             FOOTNOTES)
-------------------------------------------------------------------------------
James E. Annable                 (6)              Director
-------------------------------------------------------------------------------
David F. Bengston                (1)              Vice President
-------------------------------------------------------------------------------
James W. Burkett                 (5)              Vice President
-------------------------------------------------------------------------------
Eric J. Draut                    (1)              Treasurer
-------------------------------------------------------------------------------
Reuben L. Hedlund                (7)              Director
-------------------------------------------------------------------------------
Jerrold V. Jerome                (1)              Director and Chairman
                                                   of the Board
-------------------------------------------------------------------------------
Thomas H. Maloney                (1)              Vice President and General
                                                   Counsel
-------------------------------------------------------------------------------
Scott Renwick                    (1)              Secretary
-------------------------------------------------------------------------------
George A. Roberts                (2)              Director
-------------------------------------------------------------------------------
Fayez S. Sarofim                 (3)              Director
-------------------------------------------------------------------------------
Henry E. Singleton               (4)              Director
-------------------------------------------------------------------------------
Richard C. Vie                   (1)              Director, President and Chief
                                                   Executive Officer
-------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois  60601.
(2)  Dr. Roberts is a retired executive.  P.O. Box 3041, Stateline, Nevada
     89449.
(3) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010.
(4) Dr. Singleton is a rancher and investor. 335 N. Maple Drive, Suite 177, Beverly Hills, California 90210.
(5) Mr. Burkett is also President of Trinity Universal Insurance Company, a subsidiary of Unitrin. 10000 North Central Expressway, Dallas, Texas 75231.
(6) Mr. Annable is Senior Vice President and Chief Economist of The First National Bank of Chicago and First Chicago/NBD Corporation. One First National Plaza, Suite 0476, 18th Floor, Chicago, Illinois 60670.
(7) Mr. Hedlund is a partner of the law firm of Hedlund, Hanley & John. Sears Tower, Suite 5700, Chicago, Illinois 60606.